Exhibit 99.2

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice and Proxy Statement is available at www.proxyvote.com.

TUFIN SOFTWARE TECHNOLOGIES LTD.

5 HaShalom Road, ToHa Tower
Tel Aviv 6789205, Israel
Telephone: +972 (3) 612-8118

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 29, 2020

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Reuven Kitov and Yuval Fessler, and each of them, as agent and proxy for the undersigned, with full power of substitution, to vote with respect to all of the Ordinary Shares of Tufin Software Technologies Ltd. (the "Company"), held of record by the undersigned at the close of business on July 2, 2020, at the Annual General Meeting of Shareholders of the Company to be held at the Company's offices,at 5 HaShalom Road, ToHa Tower, Tel Aviv, Israel, on July 29, 2020, at 6:00 p.m. (Israel time) and at any and all adjournments thereof (the "Meeting"), with all power that the undersigned would possess if personally present and especially (but without limiting the general authorization and power hereby given) to vote as described below.

         The shares represented by this proxy card, when properly executed, will be voted in the manner directed. To the extent permitted by law and applicable stock exchange requirements, if no instructions to the contrary are indicated, the shares will be voted "FOR" all the proposals to be presented in the Meeting or any postponement or adjournment thereof, and in accordance with the discretion of the proxies on such other matters as may properly come before the Meeting. If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted on Proposal Nos. 3, 5, and Proposal No. 2 in the event that Proposal No. 3 is not approved at the Meeting. This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The undersigned acknowledges receipt of the proxy statement relating to the Meeting.

Any and all proxies heretofore given by the undersigned are hereby revoked.

           WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THEUNITED STATES.

(Continued and to be signed on the reverse side)

TUFIN SOFTWARE TECHNOLOGIES LTD. 2 OLIVER STREET BOSTON, MA 02109

VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.
TUFIN SOFTWARE TECHNOLOGIES LTD.
The Board of Directors recommends you vote FOR the following proposals:
1.
To re-elect each of Mr. Yuval Shachar, Mr. Reuven Harrison and Mr. Edouard Cukierman, to serve as a director of the Company to hold office until the close of the Company’s Annual General Meeting to be held in 2023.

	Nominees:	For	Against	Abstain			For	Against	Abstain
	1a. Mr. Yuval Shachar	☐	☐	☐	5.	To approve and ratify the purchase by the Company of D&O insurance policy.	☐	☐	☐
	1b. Mr. Reuven Harrison	☐	☐	☐
5a. Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal No. 5? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 5).
							Yes ☐	No ☐
	1c. Mr. Edouard Cukierman	☐	☐	☐			For	Against	Abstain
2.	To approve amendments to the compensation terms of the Company’s non-executive directors.				6.	To approve a grant of RSUs to the Company’s chairman and chief executive officer.	☐	☐	☐
	2a. Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal No. 2? (Please note: In the event that Proposal No. 3 is rejected, if you do not mark either Yes or No, your shares will not be voted for Proposal No. 2).	Yes ☐	No ☐		7.	To approve a grant of RSUs to the Company’s director and chief technology officer.	☐	☐	☐
		For	Against	Abstain	8.
To approve and ratify the re-appointment of Kesselman & Kesselman, Certified Public Accountant (Isr.), independent registered public accounting firm, a member of PricewaterhouseCoopers International Limited as the independent auditors of the Company for the period ending at the close of the next Annual General Meeting.
							☐	☐	☐
3.	To approve an amendment to the Company’s compensation policy.	☐	☐	☐

3a.  Are you a controlling shareholder in the Company, or do you have a personal interest in the approval of Proposal No. 3? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 3).
		Yes ☐	No ☐
            If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your shares will not be voted on Proposal Nos. 3, 5, and Proposal No. 2 in the event that Proposal No. 3 is not approved at the Meeting.

		For	Against	Abstain
4.	To approve amendments to the Company’s Articles of Association to add a forum selection provision.	☐	☐	☐
           We do not believe we have a controlling shareholder as of the record date of the Meeting, and therefore we believe that (other than our directors, officers and their relatives), none of our shareholders should have a personal interest in Proposal Nos. 2, 3 and 5. Such shareholders should mark “NO” in items 2, 3 or 5 on the proxy card.

The signer hereby revokes all previous proxies given by the signer to vote at the Annual General Meeting or any adjournments thereof.

Please sign exactly as your name(s) appear(s) on the Proxy. If held in joint tenancy, the shareholder named first in the Company’s register must sign. Trustees,
Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE
BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY’S PROXY STATEMENT.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date